21Vianet Group, Inc.

M5, 1 Jiuxianqiao East Road

Chaoyang District

Beijing, 100016

The People’s Republic of China

November 28, 2014

VIA EDGAR

Craig Wilson, Senior Assistant Chief Accountant

Melissa Walsh, Staff Accountant

Jeffrey Kauten, Staff Attorney

Matthew Crispino, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	21Vianet Group, Inc. (the “Company”) Form 20-F for the Fiscal Year ended December 31, 2013 (the “2013 20-F”) Filed April 9, 2014 (File No. 001-35126)

Dear Mr. Wilson, Ms. Walsh, Mr. Kauten and Mr. Crispino:

The Company has received the letter dated November 17, 2014 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s 2013 20-F. The Company would like to request an extension to the deadline for responding to the letter, as it needs more time to prepare the response. The Company will provide its response to the letter via EDGAR as soon as possible, and in any event no later than December 15, 2014.

If you have any additional questions or comments regarding the Company’s 2013 20-F, please contact the Company’s U.S. counsel, Will H. Cai of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740 4891.

Thank you very much.

Very truly yours,

/s/ Shang-Wen Hsiao
Shang-Wen Hsiao
Chief Financial Officer

cc:	Sheng Chen, Chairman and Chief Executive Officer, 21Vianet Group, Inc.

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Will H. Cai, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Ben Yang, Ernst & Young Hua Ming LLP